BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2026
RESULTS TO BE HELD ON JULY 31, 2026

CALGARY, ALBERTA (July 23, 2026) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) will release its second quarter 2026 financial and operating results after the close of markets on Thursday July 30, 2026. A conference call and webcast will be held on Friday July 31, 2026 to discuss the results:

Date:	Friday July 31, 2026

Time:	10:00 a.m. MDT (12:00 p.m. EDT)

Registration:	For Express Access and Calendar booking, visit our website to register at:
https://www.baytexenergy.com/investors/events-presentations

Dial-in:	If you prefer to speak with an operator, dial:
1-647-846-2449 (International)
1-833-821-2925 (North America Toll-Free)

Webcast Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=JWIiHJzA

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is a Calgary-based energy company committed to driving shareholder value through disciplined execution. It operates a high-quality, high-return portfolio in the Western Canadian Sedimentary Basin, featuring the Duvernay and heavy oil plays in Alberta and Saskatchewan. These core assets are backed by an extensive drilling inventory and consistently generate strong cash flow. Baytex's common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Chad Lundberg	Chad Kalmakoff	Chris Lessoway
President and Chief Executive Officer	Chief Financial Officer	Vice President, Finance and Treasurer
Baytex Energy Corp.	Baytex Energy Corp.	Baytex Energy Corp.

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com